January 30, 2006

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

RE:	Coach Industries Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Commission File Number 000-19471

Dear Mr. Humphrey:

We hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission’s letter, dated January 24, 2005, in connection with the Commission’s review of the Company’s Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005 (the “Annual Report” and “Quarterly Report,” respectively). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Debt

Laurus Master Fund Note

1. Refer to our previous comment 6, 7, and 8. We note from your response to our previous comment 6 that the $300,000 draw occurring on November 3, 2004 was drawn under an amended conversion rate. However, your table in Schedule C still appears to indicate the original conversion rate. However, your table in Schedule C still appears to indicate the original conversion rate of $0.97. Your current use of $0.97 yields an original benefit on conversion of approximately $50,000 and you have taken an additional $282,000 on conversion on the date of draw. Please note that the benefit on conversion taken cannot exceed the amount of debt drawn. Also, as the conversion rate was amended to $0.50 per share, it is unclear why you continue to present the November 3 draw at $0.97 in your table. Please revise your table and calculation accordingly.

Response: We have adjusted the schedule to reflect the $300,000 draw as $0.50 and have recognized a loss of the full amount of $300,000 and have adjusted the discount of $50,000. We have adjusted the attachments accordingly.

David R. Humphrey

Securities and Exchange Commission

January 30, 2006

2. We note you have included the unfunded restricted portion of the Laurus note as a liability and a corresponding amount in cash equivalents. We also note that you do not pay interest on the undrawn portion, and to obtain the additional funds available under the credit facility you must meet certain criteria. Supplementally explain to us why you consider the restricted portion of the Laurus note a liability and an unrestricted asset given that you do not have full legal right to these funds. We may have further comment on your response.

Response: We considered the restricted account as cash and cash equivalents at year end as the restriction was lifted between 30 and 60 days of year-end prior to the issuance of our Form 10-KSB. Based on our understanding of the disclosure requirements for cash and cash equivalents, the funds were reclassified to a cash and cash equivalent. As disclosed in Note 15, included in Schedule C, the funds in the restricted account earned income to the Company and required that we accrue interest on the undrawn portion. The Company considers the restricted portion of the Laurus convertible note as a liability because upon payment of the funds held in the restricted account, the Company would pay Laurus a 5% penalty plus interest accrued from the date Laurus funded the restricted account.

3. We note that the table as presented in Schedule C includes one column entitled “initial adjustments” that appears to include the adjustments to correctly apply EITF 00-19 and EITF 00-27 to the Laurus transaction, the adjustment related to the error in valuation of the Laurus warrants, and the adjustment related to the Elm Street conversion. Please consider presenting each of these adjustments in separate columns so that the effect of each adjustment can be readily identified. Specifically, you should show the effect of the accounting policy change prior to the effect of the warrant valuation change. Also, each adjustment should be footnoted and explained so the value presented in the table can be recalculated and easily understood.

Response: See attached Schedule C, as revised.

4. Refer to the table presented in Schedule C of your response letter. We note that you have assessed the impact of the adjustments presented in each column as not material, citing your internal quantitative threshold, lack of effect on your loan covenants, and your opinion of how a reasonable person and the market might view this information. It is unclear whether you considered these adjustments on both an annual and quarterly basis or whether you conducted the qualitative and quantitative analysis on these adjustments in the aggregate as required by SAB Topic (1)(M)(1). Given that the aggregate effect of these adjustments reduces stockholders’ equity by 8.8% at December 31, 2004 and reduces net income by 6% for 2004, we disagree with the conclusion that these adjustments would not impact the fair presentation of your financial statements. In addition the adjustments significantly alter and, in some cases create balance sheet and income statement line items. As such, please file an amended Form 10-KSB restating your financial statements for all the adjustments outlined in your Schedule C, as revised in accordance with our comment 4, above. This amended Form 10-KSB should include an explanatory note similar in form and content to the tabular and footnote presentation of your revised Schedule C. Please respond to this letter with a revision of Schedule C prior to filing your amended Form 10-KSB.

Response: See attached Schedule C, as revised. We will revise our Annual Report on Form 10-KSB for the period ended December 31, 2004.

David R. Humphrey

Securities and Exchange Commission

January 30, 2006

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
COACH INDUSTRIES GROUP, INC.

By:	/s/ SUSAN WEISMAN
Susan Weisman,
Chief Financial Officer

cc:	Amy Geddes, Esq.
Mr. Francis J. O’Donnell, Chief Executive Officer
Mark Y. Abdou, Esq.

Schedule A

(Response No. 1)

December 31, 2004

Date	Face Value	Warrants Liability	Debt	APIC	Amortization War	Amortization Beneficial Conversion Feature	Charge for Conversion
9/29/2004	1,600,000	313,000	821,798	465,202	26,083	38,767
11/3/2004	300,000	—	300,000		—	—
10/22/2004	100,000	—	86,570	13,430	—	767
10/22/2004	300,000	—	—	300,000	—
11/3/2004	(300,000)		—	(300,000)	—		300,000
10/22/2004	78,588	—	78,588	—	—
11/10/2004	105,517	—	105,517	—	—
11/16/2004	683,910	—	683,910	—	—

Total Conversion 12/31/04	2,868,015	313,000	2,026,209	478,632	26,083	39,534	300,000

1/13/2005	1,500,000	—	1,500,000		—
1/14/2005	240,000	—	235,119	4,881	—	—
2/17/2005	1,091,985	—	1,091,985		—
4/22/2005	(200,000)		(200,000)		—
Total Conversions 2005	2,631,985	—	2,627,104	4,881	—	—	—

Total Debt Funded from Restricted	5,500,000	313,000	4,653,313	483,513	26,083	39,534	300,000

							365,617

					Warrant Liability 9/29/04		(313,000)
					Warrant Liability 12/31/04		168,080

					Adjustment at 12/31/04		(144,920)

					Recorded Warrants Amort		35,625
					Recorded BCF Amort		14,286
					Recorded Conversion		—

					Recorded 12/31/04		49,911

					Total Impact to 12/31/04		170,786

					ELM Street		169,500

							340,286

Schedule B (cont.)

COACH INDUSTRIES GROUP, INC.

CONSOLIDATED BALANCE SHEETS DECEMBER 31,

	2004 - Originally Presented	(1) Warrant Adjustment	(2) BCF Adjustment	(3) Laurus Conversion	(4) ELM Street Conversion	(5) Market Valuation	(6) Amortization	(7) Reclasses 12/31/04	2004 - As Proposed
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,545,995	$—							$3,545,995
Restricted cash	500,000	—							500,000
Accounts receivable, net	1,094,196	—							1,094,196
Unbilled revenues	298,290	—							298,290
Supply inventory	1,836,535	—							1,836,535
Due from related party	188,862	—							188,862
Prepaid expenses and other current assets	247,922	—							247,922

Total current assets	7,711,800	—	—	—	—	—	—	—	7,711,800

PROPERTY AND EQUIPMENT, net	1,968,927	—							1,968,927
LEASE RECEIVABLES, NET	2,202,788	—							2,202,788
DEFERRED LOAN COSTS, net	270,728	—							270,728
INTANGIBLE- CUSTOMER LIST, net	1,160,000	—							1,160,000
GOODWILL	6,207,581	—							6,207,581

	$19,521,824	$—	—	—		—	—	—	$19,521,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,294,354	$—							$2,294,354
Accrued interest payable	90,682	—							90,682
Related party payable	95,450	—							95,450
Accrued contract settlement	294,561	—							294,561
Current portion of long-term debt – funded	1,784,776	—						(801,827)	982,949
Current portion of long-term debt – restricted	—	—						653,451	653,451
Warrant liability	—	313,000				(144,920)			168,080
Deferred rent	—	—							—
Warranty reserve	148,755	—							148,755
Customer deposits	233,345								233,345
Accrued wages	427,205								427,205
Note payable – related parties	900,000								900,000
Lines of credit	1,054,909								1,054,909

Total current liabilities	7,322,038	313,000	—	—	—	(144,920)	—	(148,376)	7,341,731

OTHER LIABILITIES:
Convertible notes payable- long term - funded	2,592,833	659,300	(78,632)				15,706	(2,030,158)	1,159,049
Convertible notes payable – long term – restricted	—	—						2,178,534	2,178,534
Lease financing obligation	884,851	—							884,851
COMMITMENTS AND CONTINGENCIES									—
SHAREHOLDERS’ EQUITY:									—
Common stock $0.001 par value; 50,000,000 shares authorized; 18,982,785 and 9,785,531 shares issued and outstanding, respectively	18,982	—							18,982
									—
Additional paid-in capital	17,159,784	(972,300)	78,632	300,000	169,500				16,735,616
Restricted stock – unearned compensation	(550,842)								(550,842)
Accumulated deficit	(7,905,822)			(300,000)	(169,500)	144,920	(15,706)		(8,246,108)
Treasury stock, 1,176,471 shares at cost	—								—

Total shareholders’ equity	8,722,102	(972,300)	78,632	—	—	144,920	(15,706)	—	7,957,657

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,521,824	—	—	—	—	—	—	—	19,521,824

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2004

	For the Year Ended 31-Dec-04	(3) Laurus Conversion	(4) ELM Street Conversion	(5) Market Valuation	(6) Amortization	As Proposed 31-Dec-04
REVENUES	$83,595,584	$—	$—	$—	$—	$83,595,584
COST OF GOODS SOLD	80,016,021	—	—	—	—	80,016,021

GROSS PROFIT (LOSS)	3,579,563	—	—	—	—	3,579,563

OPERATING EXPENSES:
General and Administrative	4,990,340	—	—	—	—	4,990,340
Provision for lease losses and uncollectible accounts receivables	55,263	—	—	—	—	55,263
Interest expense	354,774	300,000	169,500	(144,920)	15,706	695,060
Interest income	(14,496)	—	—	—	—	(14,496)
Research and development	829,840	—	—	—	—	829,840
Sales and marketing	549,317	—	—	—	—	549,317
Rent	232,954	—	—	—	—	232,954
Amortization of intangible assets	106,667	—	—	—	—	106,667
Other	—	—	—	—	—	—
Loss on relocation of CTMC	1,328,436	—	—	—	—	1,328,436
Amortization of deferred Compensation	1,309,000	—	—	—	—	1,309,000

Total operating expenses	9,742,095	300,000	169,500	(144,920)	15,706	10,082,381

Loss before income taxes	(6,162,532)	(300,000)	(169,500)	144,920	(15,706)	(6,502,818)

Income taxes	—

NET LOSS	$(6,162,532)	$(300,000)	$(169,500)	$144,920	$(15,706)	$(6,502,818)

Basic and diluted net income (loss) per share :
Net loss per share	$(0.39)	$(0.02)	$(0.01)	$0.01	$(0.00)	$(0.41)

Basic and diluted weighted average common shares outstanding	15,877,662	15,877,662	15,877,662	15,877,662	15,877,662	15,877,662

(1) Warrant Adjustment
Reclassification of Warrants

APIC	(972,300)
Convertible Notes	972,300
Reclassification of Warrant Liability

Convertible Notes	(313,000)
Warrant Liability	313,000
(2) BCF Adjustment
Beneficial Conversion Feature

Convertible Notes	(78,632)
APIC	78,632
(3) Laurus Conversion
Converison of Laurus convertible notes
APIC	300,000

Loss on conversion	(300,000)
(4) ELM Street Conversion
Conversion of ELM street warrants
APIC	169,500

Loss on conversion	(169,500)
(5) Market Valuation
Mark to Market Warrant Liability

Warrant Liability	(144,920)
Gain on Market Valuation - Warrant Liability	144,920
(6) Amortization
BCF - Amortization

Interest Expense - Amortization	(15,706)
Convertible Notes	15,706
(7) Reclasses 12/31/04
Reclassification - LT- ST

This is based on the 5 year debt schedule in the notes, broken down between funded versus restricted.

Schedule C

(Response No. 3)

Beneficial Conversion Feature Analysis

Allocated Debt Amount	Shares at Conversion Shares	Effective Conversion Price	Intrinsic Value Based on Effective Rate	BCF
1,287,000	1,649,485	0.7802438	0.2820290	465,202
300,000	600,000	0.5000000	0.6322273	300,000
(300,000)	600,000	0.5000000	(0.0000000)	(300,000)
100,000	103,093	0.9700000	0.1302727	13,430
300,000	247,934	1.2100000	(0.1097273)	NA
78,588	64,949	1.2100000	(0.1097273)	NA
105,517	87,204	1.2100000	(0.1226818)	NA
683,910	565,215	1.2100000	(0.1028182)	NA

				478,362

1,500,000	1,376,147	1.0900000	(0.0881818)	NA
240,000	247,423	0.9700000	0.0197273	4,881
1,091,985	949,552	1.1500000	(0.1766818)	NA

				4,881

				483,513

(200,000.00)	400,000.00	0.97	(0.47)

Schedule C (cont.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beneficial Conversion Feature in Debentures

In accordance with EITF Issue 98-5, as amended by EITF 00-27, we must evaluate the potential effect of any beneficial conversion terms related to convertible instruments such as convertible debt or convertible preferred stock. The Company has issued several debentures and a beneficial conversion may exist if the holder, upon conversion, may receive instruments that exceed the value of the convertible instrument. Valuation of the benefit is determined based upon various factors including the valuation of equity instruments, such as warrants, that may have been issued with the convertible instruments, conversion terms, value of the instruments to which the convertible instrument is convertible, etc. Accordingly, the ultimate value of the beneficial feature is considered an estimate due to the partially subjective nature of valuation techniques.

NOTE 15 - Convertible Debentures

The Laurus Master Fund, LLC Obligation outstanding as of December 31, 2004 was as follows:

Conversion Rate	Amount Outstanding	Number of Shares Issuable Upon Conversion
$0.97	$2,000,000	2,061.856
$1.21	868,015	717,368

Total Unrestricted Balance as of December 31, 2004 of Convertible Debentures:	2,868,015	2,779,224

Restricted Balance as of December 31, 2004:
$0.97	240,000	247,243
$1.09	1,500,000	1,376,147
$1.33	1,091,985	821,041

Total Restricted Cash	2,831,985	2,444,431

Total Convertible Notes	$5,700,000	5,223,655

The repayment of the Laurus Transaction over the next five years ended December 31, are as follows:

For the year ended December 31,	Funded Balance	Restricted Cash Released in 2005	Total Convertible Notes
2005	$982,949	$653,451	$1,636,400
2006	1,042,915	1,029,813	2,072,728
2007	842,151	1,148,721	1,990,872

Total	$2,868,015	$2,831,985	$5,700,000

The Company issued to Laurus warrants to purchase shares of common stock in connection with the above Convertible Notes. The Company issued the following warrants with the value of the warrants:

Number of Warrants	Exercise Price	Value of Warrants
495,867	$1.51	$103,400
495,867	$1.82	104,400
495,867	$2.12	105,200

1,487,601		$313,000

The Laurus transaction provided for 1.5 million warrants valued as freestanding instruments that meet the definition of a derivative under SFAS 133. We measured and recognized the warrants as a liability at their fair value, as determined using the Black-Scholes option pricing model, prior to the registration of shares underlying the warrants. We subsequently valued the warrants at December 31, 2004 for an adjustment to the market value to $168,000, and a gain of $145,000. The warrants will be valued quarterly, and upon registration of the underlying common stock through an effective Registration Statement. We allocated the $1.6 million of proceeds received from the first borrowing as: a $313,000 liability for the warrants (at fair value), $465,000 of additional paid-in capital for the benefit on conversion, and $822,000 liability for the convertible debt (net of debt discount). The $465,000 of additional paid-in capital reflects the value of Laurus’ option to convert the initial $1.6 million of debt at prices beneficial to Laurus as compared to the market price of our common stock (the beneficial conversion option). The beneficial conversion option on the initial $1.6 million of debt was determined by comparing the $1.3 million of proceeds not allocated to the detached warrants to the 1,649,485 shares into which the $1.6 million of debt was convertible. Effectively, the initial debt was convertible to common stock at $0.78 per share, which was less than $1.06 market price of our stock on the date off issuance, resulting in $465,000 value for the beneficial conversion option. The proceeds of subsequent borrowings under the agreement were allocated between additional paid-in capital (for beneficial conversion options present on the date of borrowing, if any) and a liability for the debt (discounted to the extent value was assigned to a beneficial conversion option). We accreted the recorded debt balances up to its face amounts over the term of the borrowings using the effective interest method, which results in additional interest expense and effective interest rates on the borrowings greater than the stated interest rates and at the time of conversion additional interest expense is recorded for the unamortized discount on such debt.

Our effective interest rates, debt, conversion prices and beneficial conversion on the various tranches of borrowings for the Laurus transaction are at December 31, 2004:

Date of Draw	Debt	Warrants	Additional Paid in Capital	Total Draw	Effective Interest Rate
9/29/04	$821,798	$313,000	$465,202	$1,600,000	49%
10/22/04	465,158	—	13,430	478,588	11%
11/3/04	—	—	300,000	300,000	NA
11/10/04	105,517	—	—	105,517	10%
11/16/04	683,910	—	—	683,910	10%

	2,076,383	313,000	778,632	3,168,015

Conversion	—	—	(300,000)	(300,000)
Accretion	65,617	(26,083)	(39,534)	—

Total	$2,142,000	$286,917	$439,098	$2,868,015	114%

Allocated to Restricted	$2,831,985	0	0	2,831,985	9%

Total	$4,973,985	$286,917	$439,098	$5,700,000

The Company holds the balance at December 31, 2004 under the Note of $2,831,985 in a restricted account controlled by Laurus. The amounts included in the restricted account are considered as a cash and cash equivalent, as the Company has drawn those funds from the restricted account in the first quarter of 2005.

Interest Rate Adjustment

The interest rate may be adjusted on the last business day of each month if: (i) the -shares underlying the conversion of the Note and the warrant are registered for resale under the Securities Exchange Act of 1933, as amended (the “Securities Act”), (ii) our common stock is listed on the NasdaqSC Market, NasdaqNM System, or the American Stock Exchange and (iii) the average market price of our common stock for the five (5) consecutive trading days immediately preceding an adjustment date exceeds the then applicable conversion price by at least twenty five percent (25%), the interest rate for each day of the succeeding calendar month shall automatically be reduced by 2.0% for each incremental increase in the market price of the Common Stock by 25% above the applicable conversion price. The interest rate may be adjusted on the last business day of adjustment date exceeds the then applicable conversion price by at least twenty five percent (25%), the interest rate for each day of the succeeding calendar month shall automatically be reduced by 1.0% for each incremental increase in the market price of the Common Stock by 25% above the applicable conversion price. Notwithstanding the foregoing (and anything to the contrary contained in herein), in no event shall the Interest Rate be less than zero percent (0%).

Interest and Principal Payments

The Company is required to make monthly interest payments to Laurus on the Unrestricted Funds, commencing November 1, 2004, and on the first day of each consecutive calendar month thereafter and on the Maturity Date. Accrued interest on the Restricted Funds is payable only on the Maturity Date or, in the event of the redemption or conversion, on such date. The Company shall commence making payments toward the principal amount of Unrestricted Funds on January 1, 2004. If and when Laurus transfers funds from the Restricted Account to the Company (Unrestricted Funds), the Company will commence making principal payments on such Unrestricted Funds 90 days following any such transfer.

Upon the Company registering the shares underlying the conversion of the Note and the warrant for resale under the Securities Act and subject to the 4.99% limitation and other limitations, Laurus shall convert the principal and interest payments for the Unrestricted Funds into common stock according to the following guidelines: (i) the average closing price of the common stock for the five (5) consecutive trading days immediately preceding such proposed conversion date is greater than or equal to 110% of the applicable conversion price and (ii) the amount to be paid in shares of Common Stock does not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Common Stock for the immediately preceding ten (10) day trading period. If the conversion criteria are not met, Laurus will convert only such amounts as meets the conversion criteria and the remaining amounts will be paid by the Company in cash at the rate of 102% of the amount due.

Release of Restricted Funds

Upon the Company registering the shares underlying the conversion of the Note and the warrant for resale under the Securities Act, Laurus may release at its discretion, the Restricted Funds to the Company upon satisfaction of the following conditions: (i) as principal under the Convertible Note is converted into common stock, or (ii) upon Laurus securing a first priority lien on tangible, unencumbered assets to secure such Unrestricted Funds.

Redemption of Principal Amount

The Company may prepay the outstanding balance under the Convertible note by paying Laurus 125% of the Unrestricted Funds, together with accrued interest, and 105% of Restricted Funds, together with accrued interest.

Limitations on Conversion

Laurus may not convert debt under the Convertible Note if the amount that would be convertible into that number of shares of common stock would exceed the difference between 4.99% of our outstanding common stock and the number of shares of common stock beneficially owned by Laurus or issuable upon exercise in full of its Warrants. However, Laurus may void the 4.99% limitation upon 75 days prior notice to the Company or without any notice requirement upon an event of default under the terms of the Convertible Note. In addition, this 4.99% limitation does not prevent Laurus from converting debt into shares of our common stock and then reselling those shares at times when neither Laurus nor its affiliates beneficially own shares in excess of the 4.99% limitation. Therefore, by periodically selling our common shares into the market, avoiding the limitations imposed by the 4.99% limitation.

Events of Default

Upon the occurrence and continuance of an event of default under the Convertible Note, Laurus may demand immediate payment of 125% of the outstanding principal amount under the Convertible Note, plus accrued interest. In addition, the interest rate on the Convertible Note will increase to two percent (2%) per month, and all outstanding obligations under the Note, including unpaid interest at the higher interest will accrue from the date of default until the date the default is cured or waived. The following events will constitute an event of default under the Convertible Note:

•	failure to pay interest and principal payments when due;

•	a breach by us of any material covenant, representation, term or condition of the note or in any related agreement;

•	an assignment for the benefit of our creditors is made by us, or a receiver or trustee is appointed for us;

•	any money judgment or similar final process filed against us for more than $50,000, which remains unvacated, unbonded or unstayed for a period of 30 days;

•	any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 45 days;

•	our common stock is suspended for five consecutive days or five days during any ten consecutive days from our principal trading market;

•	our failure to timely deliver shares of our common stock when due upon conversion of the note;

•	the occurrence and continuance of an event of default under any related agreement or the default under any other agreement of indebtedness; and

•	any change in the controlling ownership of us.

Costs in connection with Debt Financing

The Company paid Laurus Capital Management, LLC., the manager of Laurus, a closing payment of $240,000. In addition, the Company paid Laurus $39,500, as reimbursement for its expenses incurred in connection with the preparation and negotiation of the Purchase Agreement, Convertible Note and other agreements executed in connection therewith and expenses incurred in connection with their due diligence review of the Company and our subsidiaries.

Warrants

In connection with the Purchase Agreement, we issued to Laurus warrants, exercisable for a period of seven years, to purchase up to (i) 495,867 shares of common stock at $1.51 per share, (ii) 495,867 shares of common stock at $1.82 per share, and (iii) 495,867 shares of common stock at $2.12 per share.

Restrictions on Future Financings

The Company has agreed not to issue any securities with a continuously variable or floating conversion feature, which are or could be (by conversion or registration) free-trading securities prior to the full repayment or conversion of the Convertible Note.

No Short-Selling by Laurus

Laurus has represented to the Company that neither it nor its affiliates or investment partners will engage in “short sales” of our common Stock during the term of the Convertible Note.

Right of First Opportunity

The Company granted Laurus a right of first opportunity to provide any additional financing to the Company or its subsidiaries on terms and conditions no less favorable than offered to a third party, other than with respect to certain indebtedness or equity financing (as specified in the Purchase Agreement, such as, (i) trade debt and debt incurred to finance the purchase of equipment (not in excess of five percent (5%) of the fair market value of the our assets) whether secured or unsecured other than unsecured indebtedness not to exceed an aggregate principal amount outstanding of $200,000, indebtedness existing prior to the entering into the Purchase Agreement, and debt incurred in connection with the purchase of assets or equipment in the ordinary course of business, or any refinancings or replacements thereof on terms no less favorable to the Purchaser than the indebtedness being refinanced or replaced or (ii) equity issued as consideration for the purchase of assets or property, a business or another entity or other than issuances or sales to employees, officers, directors or consultants.

Registration Rights Granted to Laurus

The Company agreed to file a registration statement to register the resale of the shares issued to Laurus upon conversion of the debt under the Convertible Note and shares issuable upon exercise of the warrants issued pursuant to the Purchase Agreement.